

December 1, 2011

<u>Via Email</u>
Mr. Edward J. Wehmer
President and Chief Executive Officer
Wintrust Financial Corporation
727 North Bank Lane
Lake Forest, Illinois 60045

      Re: Wintrust Financial Corporation
              Form 10-K for the Year Ended December 31, 2010
              Filed March 1, 2011
              Form 10-Q for the Quarter Ended June 30, 2011
              Filed August 9, 2011
              Response dated October 4, 2011
              File No. 001-30577

Dear Mr. Wehmer:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2010</u>

<u>Item 8. Financial Statements and Supplementary Data</u>

<u>Note (23) Fair Value of Financial Instruments, page 133</u>

1. We note from your response to comment 5 of our letter dated September 21, 2011 that you use an outside provider as the source for Level 2 security valuations. Please tell us whether you obtain an independent auditor's report or other documentation from your

outside provider regarding its controls over valuation of securities you classify in Level 2 of the fair value hierarchy to support the completeness and accuracy of the prices received.

2. Please describe to us any controls deficiencies identified related to the outside provider's valuation of Level 2 securities and how you considered the deficiencies in concluding you have complied with GAAP relating to valuation and have effective internal control over financial reporting (ICFR).

3. Please explain to us whether any documentation from the outside provider contains caveats or disclaimers about the pricing information provided. If so, explain the procedures you performed to determine you have complied with GAAP relating to valuation and have effective ICFR.

4. Please describe to us the following:

   a) the frequency with which you challenge the pricing of any particular Level 2 security received from the outside provider;
   b) the results of such challenges; and
   c) the impact the challenges had on your assessment of the outside provider's internal controls.

5. Please tell us whether the outside providers provide you a list of the observable market data (including similar securities whose price they use or adjust) or model inputs that they use to price each security or class of securities in sufficient detail that you are able to assess whether the pricing methodology complies with ASC 820. If so, explain to us how you validate this data or otherwise confirm its completeness and accuracy.

6. We note from your response to prior comment 5 that you evaluate whether the assumptions underlying your outside provider's valuation of the securities are reasonable and not inconsistent with the information that would be used by other market participants to value these types of securities. Please tell us whether these assumptions are the same as the inputs mentioned in the third sentence of your response to prior comment 5 (i.e., benchmark yields, bids, issuer spreads, etc.). If not, describe to us these assumptions and how you ensure that they are not inconsistent with the information that would be used by other market participants.

7. Please clarify for us how the outside provider determines whether to use "matrix or model pricing" or "indicators from market makers" and how you are comfortable that the approach taken is consistent with that of market participants.

8. Please explain to us how the Investment Operations Department determines if there are "unusual or unexpected movements in market values", as you explained in your response

to prior comment 5. Tell us how the market values used in this analysis differ from the information provided by outside service providers.

9. Please describe to us any deficiencies in your own internal controls relating to the valuation of securities classified in Level 2 of the fair value hierarchy and how you assessed the nature and severity of any such deficiencies.

10. It appears from your response to comment 5 of our letter dated September 21, 2011 that different observable market data may be used for different securities or classes of securities. Please tell us whether the outside provider gives you a list of the particular inputs used for each security or class of security in sufficient detail and how you assess whether the inputs result in a valuation that complies with ASC 820.

Form 10-Q for the Quarter Ended June 30, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
Allowance for Loan Losses
Restructured Loans, page 81

11. We note your response to comment 15 in our letter dated September 21, 2011. We note that you remove certain loans from TDR classification that are in compliance with their modified terms for at least six months and the modified interest rate represents a market rate at the time of restructuring. Please tell us and revise your future filings to disclose how you determined the interest rates on these loans that were removed from TDR classification during the current period were representative of market rates taking into consideration the borrowers' credit risk and prevailing economic conditions. Please also consider disclosing a rollforward of your TDR loan balances that would provide for gross additions and reductions separately for each class of financing receivable.

You may contact David Irving at (202) 551-3321 or John P. Nolan at (202) 551-3492 if you have any questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant

cc.   Via Email
        Ms. Lisa J. Reategui